Exhibit 99.2

NUTRIEN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS AT AND FOR THE THREE MONTHS ENDED

MARCH 31, 2024

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of May 8, 2024. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its Audit Committee, composed entirely of independent directors. The Audit Committee reviews and, prior to its publication, approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our annual report dated February 22, 2024 (“2023 Annual Report”), which includes our annual audited consolidated financial statements and MD&A, and our annual information form dated February 22, 2024, each for the year ended December 31, 2023, can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. No update is provided to the disclosure in our 2023 annual MD&A except for material information since the date of our annual MD&A. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the “SEC”).

This MD&A is based on and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2024 (“interim financial statements”) based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”, unless otherwise noted. This MD&A contains certain non-GAAP financial measures and ratios and forward-looking statements, which are described in the “Non-GAAP Financial Measures” and the “Forward-Looking Statements” sections, respectively.

Market Outlook and Guidance

Agriculture and Retail Markets

•

We expect US corn plantings of approximately 90 million acres in 2024 and soybean plantings of approximately 87 million acres. US planting progress is in line with historical average levels and fertilizer application rates have been strong. Wet weather has recently delayed planting progress and fertilizer application in the Corn Belt.

•

Brazilian growers are finalizing their soybean harvest, and favorable weather conditions resulted in safrinha corn planted area exceeding initial expectations. Soybean margins are expected to improve from the compressed levels in 2023 and support growth in planted acreage and crop input demand in the second half of 2024.

•

Australian soil moisture conditions vary regionally but remain supportive for this upcoming growing season and the Indian monsoon is projected to produce average to above-average precipitation, supporting yield potential and grower demand for crop inputs.

Crop Nutrient Markets

•

Global potash supply and demand has been relatively balanced as increased shipments have been required to meet historically strong demand in the first quarter. We have maintained our 2024 full-year potash shipment forecast of 68 to 71 million tonnes.

•

We are seeing strong potash demand in North America for the spring application season as channel inventories were tight to start 2024. Potash demand in Southeast Asia has been supported by lower inventory levels compared to the prior year and favorable economics for key crops such as oil palm and rice. China’s potash imports remained strong in the first quarter of 2024 supported by a step-change in domestic consumption but are expected to decline on a full-year basis compared to the record levels in 2023.

•

Global nitrogen markets have fluctuated in 2024 driven by seasonal buying patterns, production outages and uncertainty over Chinese urea export restrictions and India’s urea import requirements. The US nitrogen supply and demand balance remains relatively tight, in particular for ammonia and UAN, with net nitrogen imports down 21 percent on a fertilizer year basis compared to the historical average.

•

Phosphate fertilizer prices remained firm through the first quarter of 2024 due to strong demand in the Northern Hemisphere, supportive Indian DAP purchases, Chinese export restrictions and production outages. Prices have softened in the second quarter driven primarily by lower seasonal demand.

Financial and Operational Guidance

•	We are maintaining our Retail adjusted EBITDA and fertilizer sales volume guidance ranges as market fundamentals and operational performance have been in line with our previous expectations.

•

Retail adjusted EBITDA guidance of $1.65 to $1.85 billion reflects expectations for increased crop nutrient sales volumes and margins for our North American business in the first half of 2024 and improved crop input margins in Brazil during the second half of the year. Guidance assumes a full year of earnings from our Retail assets in Argentina, Chile and Uruguay.

•

Potash sales volumes guidance of 13.0 to 13.8 million tonnes assumes a more even split between first and second half volumes compared to the prior year. Nitrogen sales volumes guidance of 10.6 to 11.2 million tonnes assumes higher operating rates at our North American and Trinidad plants and growth in sales of upgraded products such as urea and nitrogen solutions.

•	Effective tax rate on adjusted earnings guidance was lowered primarily due to a change to our expected geographic mix of earnings.

All guidance numbers, including those noted above are outlined in the table below. Refer to page 65 of Nutrien’s 2023 Annual Report for related assumptions and sensitivities.

	2024 Guidance Ranges [1] as of
	May 8, 2024		February 21, 2024

(billions of US dollars, except as otherwise noted)	Low	High	Low	High

Retail adjusted EBITDA	1.65	1.85	1.65	1.85

Potash sales volumes (million tonnes) [2]	13.0	13.8	13.0	13.8

Nitrogen sales volumes (million tonnes) [2]	10.6	11.2	10.6	11.2

Phosphate sales volumes (million tonnes) [2]	2.6	2.8	2.6	2.8

Depreciation and amortization	2.2	2.3	2.2	2.3

Finance costs	0.75	0.85	0.75	0.85

Effective tax rate on adjusted earnings (%)	23.0	25.0	24.0	26.0

Capital expenditures [3]	2.2	2.3	2.2	2.3

 1 See the “Forward-Looking Statements” section.

 2 Manufactured product only.

 3 Comprised of sustaining capital expenditures, investing capital expenditures and mine development and pre-stripping capital expenditures which are supplementary financial measures. See the  “Other Financial Measures” section.

Consolidated Results

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2024	2023	% Change
Sales	5,389	6,107	(12)
Gross margin	1,537	1,913	(20)
Expenses	1,118	974	15
Net earnings	165	576	(71)
Adjusted EBITDA [1]	1,055	1,421	(26)
Diluted net earnings per share	0.32	1.14	(72)
Adjusted net earnings per share [1]	0.46	1.11	(59)

 1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

Net earnings and adjusted EBITDA decreased in the first quarter of 2024 compared to the same period in 2023, primarily due to lower net fertilizer selling prices. This was partially offset by increased Retail earnings, higher fertilizer sales volumes and lower natural gas costs. Expenses increased mainly due to higher foreign exchange losses primarily from our Retail – South America region in the first quarter of 2024 and an $80 million gain recognized in the first quarter of 2023 due to post-retirement benefit plan amendments.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three months ended March 31, 2024 to the results for the three months ended March 31, 2023, unless otherwise noted.

Nutrien Ag Solutions (“Retail”)

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2024	2023	% Change
Sales	3,308	3,422	(3)
Cost of goods sold	2,561	2,807	(9)
Gross margin	747	615	21
Adjusted EBITDA [1]	77	(34)	n/m

 1 See Note 2 to the interim financial statements.

•

Retail adjusted EBITDA increased in the first quarter of 2024 primarily due to higher gross margin for crop nutrients and crop protection products supported by strong grower demand and a normalization of product margins in North America. Gross margin of our proprietary products increased in the first quarter driven primarily by our crop nutritional and biostimulant product lines, as we continued to expand our differentiated product offering and manufacturing capacity.

	Three Months Ended March 31
	Sales		Gross Margin
(millions of US dollars)	2024	2023	2024	2023
Crop nutrients	1,309	1,335	254	141
Crop protection products	1,114	1,154	234	208
Seed	485	507	59	72
Services and other	156	148	125	118
Merchandise	200	246	31	44
Nutrien Financial	66	57	66	57
Nutrien Financial elimination	(22)	(25)	(22)	(25)
Total	3,308	3,422	747	615

•

Crop nutrients sales decreased in the first quarter of 2024 due to lower selling prices, partially offset by higher sales volumes across all regions. Gross margin increased in the first quarter due to higher per-tonne margins and higher sales volumes resulting from a more typical start to spring applications in the US compared to 2023.

•

Crop protection products sales were lower in the first quarter of 2024 primarily due to lower selling prices. Gross margin increased compared to the first quarter of 2023, which was impacted by the sell through of higher cost inventory.

•

Seed sales and gross margin decreased in the first quarter of 2024 primarily due to lower sales volumes and competitive market prices in the US, as growers delayed crop selection decisions in some regions.

•	Nutrien Financial sales and gross margin increased in the first quarter of 2024 due to higher financing offering rates and expanded program participation from growers in the US and Australia.

Supplemental Data	Three Months Ended March 31
	Gross Margin		% of Product Line [1]
(millions of US dollars, except as otherwise noted)	2024	2023	2024	2023
Proprietary products
Crop nutrients	70	54	28	38
Crop protection products	83	74	36	36
Seed	17	30	29	42
Merchandise	3	3	9	6
Total	173	161	23	26
1 Represents percentage of proprietary product margins over total product line gross margin.

	Sales Volumes (tonnes - thousands)		Gross Margin / Tonne (US dollars)
	2024	2023	2024	2023
Crop nutrients
North America	1,464	1,195	139	94
International	918	845	55	35
Total	2,382	2,040	106	69

(percentages)	March 31, 2024	December 31, 2023
Financial performance measures [1,2]
Cash operating coverage ratio	66	68
Adjusted average working capital to sales	19	19
Adjusted average working capital to sales excluding Nutrien Financial	nil	1
Nutrien Financial adjusted net interest margin	5.2	5.2

 1 Rolling four quarters.

 2 These are non-GAAP financial measures. See the “Non-GAAP Financial Measures” section.

 Potash

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2024	2023	% Change
Net sales	813	1,002	(19)
Cost of goods sold	358	305	17
Gross margin	455	697	(35)
Adjusted EBITDA [1]	530	676	(22)

 1  See Note 2 to the interim financial statements.

•

Potash adjusted EBITDA declined in the first quarter of 2024 due to lower net selling prices, which more than offset higher sales volumes. We increased potash production in the first quarter, supported by continued advancement of mine automation initiatives, which helped to meet customer demand and reduced our controllable cash cost of product manufactured[1] to $56 per tonne.

Manufactured product	Three Months Ended March 31

($ / tonne, except as otherwise noted)	2024	2023
Sales volumes (tonnes - thousands)
North America	1,307	854
Offshore	2,106	1,782
Total sales volumes	3,413	2,636
Net selling price
North America	310	401
Offshore	193	370
Average selling price	238	380

Cost of goods sold	105	115
Gross margin	133	265

Depreciation and amortization	43	37

Gross margin excluding depreciation and amortization [1]	176	302

 1  This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•

Sales volumes increased in North America in the first quarter of 2024 due to low channel inventory and more normal buying behaviors compared to the same period in 2023. Offshore sales volumes were higher compared to the same period in the prior year driven by increased demand in major offshore markets.

•	Net selling price per tonne decreased in the first quarter of 2024 due to a decline in benchmark prices compared to the strong prices in the first quarter of 2023.

•	Cost of goods sold per tonne decreased in the first quarter of 2024 mainly due to higher production volumes and lower royalties.

Supplemental Data	Three Months Ended March 31

	2024	2023
Production volumes (tonnes – thousands)	3,565	3,088

Potash controllable cash cost of product manufactured per tonne [1]	56	62
Canpotex sales by market (percentage of sales volumes)
Latin America	32	35
Other Asian markets [2]	33	38
China	20	12
India	3	2
Other markets	12	13
Total	100	100

 1  This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

 2  All Asian markets except China and India.

 Nitrogen

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2024	2023	% Change
Net sales	911	1,312	(31)
Cost of goods sold	604	771	(22)
Gross margin	307	541	(43)
Adjusted EBITDA [1]	464	676	(31)

 1  See Note 2 to the interim financial statements.

•

Nitrogen adjusted EBITDA declined in the first quarter of 2024 due to lower net selling prices for all major nitrogen products, which more than offset higher sales volumes and lower natural gas costs. Ammonia production increased in the first quarter supporting product mix optimization and increased downstream urea and UAN production.

Manufactured product	Three Months Ended March 31

($ / tonne, except as otherwise noted)	2024	2023
Sales volumes (tonnes - thousands)
Ammonia	517	534
Urea and ESN®	775	747
Solutions, nitrates and sulfates	1,215	1,076
Total sales volumes	2,507	2,357
Net selling price
Ammonia	403	721
Urea and ESN®	432	617
Solutions, nitrates and sulfates	226	310
Average net selling price	326	500

Cost of goods sold	207	275
Gross margin	119	225

Depreciation and amortization	54	57

Gross margin excluding depreciation and amortization [1]	173	282

 1  This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•

Sales volumes were higher in the first quarter of 2024 primarily due to higher urea and UAN production and strong fertilizer demand, partially offset by lower ammonia sales due to product mix optimization.

•

Net selling price per tonne was lower in the first quarter of 2024 for all major nitrogen products primarily due to weaker benchmark prices resulting from lower energy prices in key nitrogen producing regions.

•	Cost of goods sold per tonne decreased in the first quarter of 2024 mainly due to lower natural gas costs.

Supplemental Data	Three Months Ended March 31

	2024	2023
Sales volumes (tonnes – thousands)
Fertilizer	1,423	1,248
Industrial and feed	1,084	1,109
Production volumes (tonnes – thousands)
Ammonia production – total [1]	1,452	1,431
Ammonia production – adjusted [1,2]	1,018	1,037
Ammonia operating rate (%) [2]	92	95
Natural gas costs (US dollars per MMBtu)
Overall natural gas cost excluding realized derivative impact	3.16	4.85
Realized derivative impact [3]	0.04	-
Overall natural gas cost	3.20	4.85

 1  All figures are provided on a gross production basis in thousands of product tonnes.

 2  Excludes Trinidad and Joffre.

 3  Includes realized derivative impacts recorded as part of cost of goods sold or other income and expenses. Refer to Note 3 to the interim financial statements.

 Phosphate

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2024	2023	% Change
Net sales	437	514	(15)
Cost of goods sold	372	427	(13)
Gross margin	65	87	(25)
Adjusted EBITDA [1]	121	137	(12)

 1  See Note 2 to the interim financial statements.

•

Phosphate adjusted EBITDA decreased in the first quarter of 2024 primarily due to lower net selling prices, partially offset by higher sales volumes and lower ammonia and sulfur input costs. Production increased in the first quarter due to improved reliability at our Aurora plant.

Manufactured product	Three Months Ended March 31

($ / tonne, except as otherwise noted)	2024	2023
Sales volumes (tonnes - thousands)
Fertilizer	447	388
Industrial and feed	173	160
Total sales volumes	620	548
Net selling price
Fertilizer	627	682
Industrial and feed	848	1,136
Average net selling price	689	814

Cost of goods sold	580	651
Gross margin	109	163

Depreciation and amortization	113	122

Gross margin excluding depreciation and amortization [1]	222	285

 1  This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•	Sales volumes increased in the first quarter of 2024 due to higher production and strong demand across fertilizer, industrial and feed products.

•

Net selling price per tonne decreased in the first quarter of 2024 due to lower fertilizer benchmark prices and lower industrial and feed net selling prices which reflect the typical lag in price realizations relative to benchmark prices.

•	Cost of goods sold per tonne decreased in the first quarter of 2024 mainly due to lower ammonia and sulfur input costs.

Supplemental Data	Three Months Ended March 31

	2024	2023
Production volumes (P2O5 tonnes – thousands)	352	341

P2O5 operating rate (%)	83	81

 Corporate and Others and Eliminations

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2024	2023	% Change
Corporate and Others
Selling expenses (recovery)	(2)	(2)	-
General and administrative expenses	89	84	6
Share-based compensation expense	6	15	(60)
Other expenses (income)	97	(81)	n/m
Adjusted EBITDA [1]	(101)	(13)	677
Eliminations
Gross margin	(37)	(27)	37
Adjusted EBITDA [1]	(36)	(21)	71

 1  See Note 2 to the interim financial statements.

•

Other expenses (income) was an expense in the first quarter of 2024 compared to income in the same period in 2023 due to higher foreign exchange losses primarily from our Retail – South America region in the first quarter of 2024 and an $80 million gain recognized in the first quarter of 2023 due to post-retirement benefit plan amendments.

Finance Costs, Income Taxes and Other Comprehensive (Loss) Income

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2024	2023	% Change
Finance costs	179	170	5
Income tax expense	75	193	(61)
Actual effective tax rate including discrete items (%)	31	25	24
Other comprehensive (loss) income	(102)	2	n/m

•

Income tax expense was lower in the first quarter of 2024 primarily as a result of lower earnings compared to the same period in 2023. We did not record the tax benefit on South America losses in the first quarter of 2024 as the recognition criteria to record deferred tax assets was not met. This resulted in a higher effective tax rate for the first quarter of 2024.

•

Other comprehensive (loss) income was a loss in the first quarter of 2024 primarily driven by changes in the currency translation of our Retail foreign operations primarily due to depreciation of Australian and Canadian currencies relative to the US dollar.

Liquidity and Capital Resources

Sources and Uses of Liquidity

We continued to manage our capital in accordance with our capital allocation strategy. We believe that our internally generated cash flow, supplemented by available borrowings under new or existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements for the foreseeable future. Refer to the “Capital Structure and Management” section for details on our existing long-term debt and credit facilities.

Sources and Uses of Cash

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2024	2023	% Change
Cash used in operating activities	(487)	(858)	(43)
Cash used in investing activities	(494)	(694)	(29)
Cash provided by financing activities	548	2,129	(74)
Cash used for dividends and share repurchases [1]	(261)	(1,143)	(77)

 1  This is a supplementary financial measure. See the “Other Financial Measures” section.

Cash used in operating activities

• Reduced cash outflow in the first quarter of 2024 compared to the same period in 2023 due to a decrease in income taxes paid and other working capital movements. Typically, in the first quarter of the year, we have lower cash payments to our suppliers and have lower cash receipts from our grower customers as our receivables build during the planting and application season. In the first quarter of 2023, we experienced global supply chain challenges and higher benchmark prices compared to the first quarter of 2024, resulting in higher than usual payments to our suppliers offsetting the higher receivables we collected from our customers.

Cash used in investing activities	• Lower in the first quarter of 2024 compared to the same period in 2023 due to lower capital expenditures and fewer business acquisitions.

Cash provided by financing activities

• Lower in the first quarter of 2024 compared to the same period in 2023 due to the issuance of $1,500 million of senior notes in the first quarter of 2023.

• The proceeds from our short-term debt decreased by $947 million compared to the first quarter of 2023; however, we also did not repurchase any shares in the first quarter of 2024.

Cash used for dividends and share repurchases

• Lower in the first quarter of 2024 compared to the same period in 2023 as we did not repurchase any shares in the first quarter of 2024, compared to $897 million of share repurchases in the first quarter of 2023.

Financial Condition Review

The following is a comparison of balance sheet categories that are considered material:

	As at
(millions of US dollars, except as otherwise noted)	March 31, 2024	December 31, 2023	$ Change	% Change
Assets
Cash and cash equivalents	496	941	(445)	(47)
Receivables	5,561	5,398	163	3
Inventories	8,188	6,336	1,852	29
Prepaid expenses and other current assets	905	1,495	(590)	(39)
Property, plant and equipment	22,410	22,461	(51)	-
Liabilities and Equity
Short-term debt	2,835	1,815	1,020	56
Payables and accrued charges	9,431	9,467	(36)	-
Retained earnings	11,423	11,531	(108)	(1)

•	Explanations for changes in Cash and cash equivalents are in the “Sources and Uses of Cash” section.

•	Receivables remained consistent as the increase in receivables due to the seasonality of our Retail sales was offset by faster collection of our Potash receivables.

•

Inventories increased due to the seasonality of our Retail segment and the larger portion of its operations in North America. Our inventory levels build up in the last quarter of the year and peaks in the first quarter of the year, while we draw inventories in the succeeding quarters.

•	Prepaid expenses and other current assets decreased due to Retail taking delivery of prepaid inventories in preparation for the spring planting and application seasons in North America.

•	Property, plant and equipment decreased due to depreciation more than offsetting capital expenditures in the first quarter of 2024.

•	Short-term debt increased due to higher drawdowns on our credit facilities based on our working capital requirements driven by the seasonality of our business.

•

Payables and accrued charges remained consistent, as we have higher customer prepayment balances which were partially offset by lower costs to purchase and produce our inventories and lower capital expenditures accruals.

•	Retained earnings decreased as dividends declared exceeded net earnings.

Capital Structure and Management

Principal Debt Instruments

As part of the normal course of business, we closely monitor our liquidity position. We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We continually evaluate various financing arrangements and may seek to engage in transactions from time to time when market and other conditions are favorable. We were in compliance with our debt covenants and did not have any changes to our credit ratings for the three months ended March 31, 2024.

Capital Structure (Debt and Equity)

(millions of US dollars)	March 31, 2024	December 31, 2023

Short-term debt	2,835	1,815

Current portion of long-term debt	513	512

Current portion of lease liabilities	346	327

Long-term debt	8,910	8,913

Lease liabilities	1,034	999

Shareholders’ equity	24,996	25,201

Commercial Paper, Credit Facilities and Other Debt

We have several credit facilities available in the jurisdictions where we operate. We also have a commercial paper program, which is limited to the undrawn amount under our $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities. As at March 31, 2024, we had $1,963 million of commercial paper outstanding.

As at March 31, 2024, $240 million in letters of credit were outstanding and committed, with $118 million of remaining credit available under our dedicated letter of credit facilities.

On March 7, 2024, we entered into an uncommitted $500 million accounts receivable repurchase facility, under which we drew borrowings of $100 million as at March 31, 2024. See Note 6 to the interim financial statements for a further description of this facility.

In March 2024, we filed a base shelf prospectus in Canada and the US qualifying the issuance, subject to approval of the Board of Directors, of common shares, debt securities and other securities during a period of 25 months from March 22, 2024.

Outstanding Share Data

As at May 7, 2024

Common shares	494,628,434

Options to purchase common shares	3,752,004

For more information on our capital structure and management, see Note 24 to the consolidated financial statements in our 2023 Annual Report.

Quarterly Results

(millions of US dollars, except as otherwise noted)	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022

Sales	5,389	5,664	5,631	11,654	6,107	7,533	8,188	14,506

Net earnings	165	176	82	448	576	1,118	1,583	3,601

Net earnings attributable to equity holders of Nutrien	158	172	75	440	571	1,112	1,577	3,593

Net earnings per share attributable to equity holders of Nutrien

Basic	0.32	0.35	0.15	0.89	1.14	2.15	2.95	6.53

Diluted	0.32	0.35	0.15	0.89	1.14	2.15	2.94	6.51

Our quarterly earnings are significantly affected by the seasonality of our business, fertilizer benchmark prices, which have been volatile over the last two years and are affected by demand-supply conditions, grower affordability and weather. See Note 8 to the interim financial statements.

The following table describes certain items that impacted our quarterly earnings:

Quarter	Transaction or Event
Q2 2023	$698 million non-cash impairment of assets comprised of a $233 million non-cash impairment of our Phosphate White Springs property, plant and equipment due to a decrease in our forecasted phosphate margins and a $465 million non-cash impairment of our Retail – South America assets primarily related to goodwill mainly due to the impact of crop input price volatility, more moderate long-term growth assumptions and higher interest rates which lowered our forecasted earnings.
Q3 2022	$330 million reversal of non-cash impairment of our Phosphate White Springs property, plant and equipment related to higher forecasted global prices and a more favorable outlook for phosphate margins.
Q2 2022	$450 million reversal of non-cash impairment of our Phosphate Aurora property, plant and equipment related to higher forecasted global prices and a more favorable outlook for phosphate margins.

Critical Accounting Estimates

Our significant accounting policies are disclosed in our 2023 Annual Report. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the Audit Committee of the Board. Our critical accounting estimates are discussed on pages 72 to 74 of our 2023 Annual Report. There were no material changes to our critical accounting estimates for the three months ended March 31, 2024.

Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has been no change in our internal control over financial reporting during the three months ended March 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

Certain statements and other information included in this document, including within the “Market Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to:

Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s 2024 full-year guidance, including expectations regarding Retail adjusted EBITDA, Potash sales volumes, Nitrogen sales volumes, Phosphate sales volumes, depreciation and amortization, finance costs, effective tax rate and capital expenditures; our projections to generate strong cash from operations; expectations regarding our capital allocation intentions and strategies; our ability to advance strategic initiatives and high value growth investments, including expectations regarding our ability to serve growers, maintain a low-cost position of fertilizer production assets and increase free cash flow; capital spending expectations for 2024 and beyond; expectations regarding our ability to generate and enhance free cash flow; expectations regarding performance of our operating segments in 2024, including increased fertilizer sales volumes and growth in Retail earnings; our operating segment market outlooks and our expectations for market conditions and fundamentals in 2024 and beyond, and the anticipated supply and demand for our products and services, expected market, industry and growing conditions with respect to crop nutrient application rates, planted acres, grower crop investment, crop mix, including the need to replenish soil nutrient levels, production volumes and expenses, shipments, natural gas costs and availability, consumption, prices, operating rates and the impact of seasonality, import and export volumes, economic sanctions and restrictions, operating rates, inventories, crop development and natural gas curtailments; the negotiation of sales contracts; acquisitions and divestitures and the anticipated benefits thereof; and expectations in connection with our ability to deliver long-term returns to shareholders.

These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

The additional key assumptions that have been made in relation to the operation of our business as currently planned and our ability to achieve our business objectives include, among other things, assumptions with respect to: our ability to successfully implement our business strategies, growth and capital allocation investments and initiatives that we will conduct our operations and achieve results of operations as anticipated; our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and to realize the expected synergies on the anticipated timeline or at all; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, expenses, margins, demand, supply, product availability, shipments, consumption, weather conditions, including the current El Niño weather pattern, supplier agreements, product distribution agreements, inventory levels, exports, crop development and cost of labor and interest, exchange and effective tax rates; potash demand growth in offshore markets and normalization of Canpotex port operations; global economic conditions and the accuracy of our market outlook expectations for 2024 and in the future; assumptions related to our assessment of recoverable amount estimates of our assets, including in relation to our Retail – South America group of CGUs goodwill and intangible asset impairments; assumptions related to the calculation of recoverable amount of our Aurora and White Springs CGUs, including internal sales and input price forecasts, discount rate, long-term growth rate and end of expected mine life; our intention to complete share repurchases under our normal course issuer bid programs, including Toronto Stock Exchange approval, the funding of such share repurchases, existing and future market conditions, including with respect to the price of our common shares, and compliance with respect to applicable limitations under securities laws and regulations and stock exchange policies and assumptions related to our ability to fund our dividends at the current level; our expectations regarding the impacts, direct and indirect, of certain geopolitical conflicts, including the war in Eastern Europe and the conflict in the Middle East on, among other things, global supply and demand, including for crop nutrients, energy and commodity prices, global interest rates, supply chains and the global macroeconomic environment, including inflation; assumptions regarding future markets for clean ammonia; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; our ability to successfully negotiate sales and other contracts and our ability to successfully implement new initiatives and programs.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to achieve expected results of our business strategy, capital allocation initiatives or results of operations; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; seasonality; climate change and weather conditions, including the current El Niño weather pattern (and transition to El Niña weather pattern), including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax, antitrust and other laws or regulations and the interpretation thereof; political or military risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism and industrial espionage; our ability to access sufficient, cost-effective and timely transportation, distribution and storage of products (including potential rail transportation and port disruptions due to labor strikes and/or work stoppages or other similar actions); the occurrence of a major environmental or safety incident or becoming subject to legal or regulatory proceedings; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities or challenges related to our major facilities that are out of our control; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; the risk that rising interest rates and/or deteriorated business operating results may result in the further impairment of assets or goodwill attributed to certain of our cash generating units; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; geopolitical conflicts, including the war in Eastern Europe and the conflict in the Middle East, and their potential impact on, among other things, global market conditions and supply and demand, including for crop nutrients, energy and commodity prices, interest rates, supply chains and the global economy generally; our ability to execute on our strategies related to environmental, social and governance matters, and achieve related expectations, targets and commitments; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

The purpose of our Retail adjusted EBITDA, depreciation and amortization, finance costs, effective tax rate and capital expenditures guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms & Definitions” section of our 2023 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful, and all financial amounts are stated in millions of US dollars, unless otherwise noted.

Non-GAAP Financial Measures

We use both International Financial Reporting Standards (“IFRS”) measures and certain non-GAAP financial measures to assess performance. Non-GAAP financial measures are financial measures disclosed by the Company that (a) depict historical or expected future financial performance, financial position or cash flow of the Company, (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the Company, (c) are not disclosed in the financial statements of the Company and (d) are not a ratio, fraction, percentage or similar representation. Non-GAAP ratios are financial measures disclosed by the Company that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components, and that are not disclosed in the financial statements of the Company.

These non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-GAAP financial measures and non-GAAP ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-GAAP financial measures and non-GAAP ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-GAAP financial measures and non-GAAP ratios, their compositions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and certain foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on disposal of certain businesses and investments, asset retirement obligations (“ARO”) and accrued environmental costs (“ERL”) related to our non-operating sites, and loss on remitting cash from certain foreign jurisdictions (e.g., Blue Chip Swaps).

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations and as a component of employee remuneration calculations.

	Three Months Ended March 31
(millions of US dollars)	2024	2023

Net earnings	165	576

Finance costs	179	170

Income tax expense	75	193

Depreciation and amortization	565	496

EBITDA [1]	984	1,435

Adjustments:

Share-based compensation expense	6	15

Foreign exchange loss (gain), net of related derivatives	43	(34)

ARO/ERL expense for non-operating sites	3	-

Loss on Blue Chip Swaps	19	-

Integration and restructuring related costs	-	5
Adjusted EBITDA	1,055	1,421

1  EBITDA is calculated as net earnings before finance costs, income taxes, and depreciation and amortization.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and diluted net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and certain foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on disposal of certain businesses and investments, gain or loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting, asset retirement obligations and accrued environmental costs related to our non-operating sites, loss on remitting cash from certain foreign jurisdictions (e.g., Blue Chip Swaps), change in recognition of tax losses and deductible temporary differences related to impairments and certain changes to tax declarations (e.g., “Swiss Tax Reform adjustment”). We generally apply the annual forecasted effective tax rate to specific adjustments during the year, and at year-end, we apply the actual effective tax rate.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

	Three Months Ended March 31, 2024
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		158	0.32
Adjustments:
Share-based compensation expense	6	5	0.01
Foreign exchange loss, net of related derivatives	43	46	0.09
ARO/ERL expense for non-operating sites	3	2	-
Loss on Blue Chip Swaps	19	19	0.04

Adjusted net earnings		230	0.46

	Three Months Ended March 31, 2023
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		571	1.14
Adjustments:
Share-based compensation expense	15	11	0.01
Foreign exchange gain, net of related derivatives	(34)	(25)	(0.05)
Integration and restructuring related costs	5	4	0.01

Adjusted net earnings		561	1.11

Gross Margin Excluding Depreciation and Amortization Per Tonne – Manufactured Product

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne less depreciation and amortization per tonne for manufactured products. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Controllable Cash Cost of Product Manufactured (“COPM”) Per Tonne

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Total Potash COGS excluding depreciation and amortization expense included in COPM, royalties, natural gas costs and carbon taxes, change in inventory, and other adjustments, divided by potash production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash controllable cash COPM excludes the effects of production from other periods and the impacts of our long-term investment decisions, supporting a focus on the performance of our day-to-day operations. Potash controllable cash COPM also excludes royalties and natural gas costs and carbon taxes, which management does not consider controllable, as they are primarily driven by regulatory and market conditions.

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2024	2023
Total COGS – Potash	358	305
Change in inventory	28	40
Other adjustments [1]	(3)	(8)
COPM	383	337
Depreciation and amortization in COPM	(153)	(100)
Royalties in COPM	(19)	(31)
Natural gas costs and carbon taxes in COPM	(12)	(16)
Controllable cash COPM	199	190
Production tonnes (tonnes – thousands)	3,565	3,088
Potash controllable cash COPM per tonne	56	62

1  Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

Nutrien Financial Adjusted Net Interest Margin

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial net receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and others to evaluate the financial performance of Nutrien Financial.

	Rolling four quarters ended March 31, 2024
(millions of US dollars, except as otherwise noted)	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Total/Average
Nutrien Financial revenue	122	73	70	66
Deemed interest expense [1]	(39)	(41)	(36)	(27)
Net interest	83	32	34	39	188

Average Nutrien Financial net receivables	4,716	4,353	2,893	2,489	3,613
Nutrien Financial adjusted net interest margin (%)					5.2

	Rolling four quarters ended December 31, 2023
(millions of US dollars, except as otherwise noted)	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Total/Average
Nutrien Financial revenue	57	122	73	70
Deemed interest expense [1]	(20)	(39)	(41)	(36)
Net interest	37	83	32	34	186

Average Nutrien Financial net receivables	2,283	4,716	4,353	2,893	3,561
Nutrien Financial adjusted net interest margin (%)					5.2

1  Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

Retail Cash Operating Coverage Ratio

Definition: Retail selling, general and administrative, and other expenses (income), excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended March 31, 2024
(millions of US dollars, except as otherwise noted)	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Total
Selling expenses	971	798	841	790	3,400
General and administrative expenses	55	57	55	52	219
Other expenses	29	37	77	22	165
Operating expenses	1,055	892	973	864	3,784
Depreciation and amortization in operating expenses	(185)	(186)	(199)	(190)	(760)
Operating expenses excluding depreciation and amortization	870	706	774	674	3,024

Gross margin	1,931	895	989	747	4,562
Depreciation and amortization in cost of goods sold	3	3	2	4	12
Gross margin excluding depreciation and amortization	1,934	898	991	751	4,574
Cash operating coverage ratio (%)					66

	Rolling four quarters ended December 31, 2023

(millions of US dollars, except as otherwise noted)	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Total
Selling expenses	765	971	798	841	3,375
General and administrative expenses	50	55	57	55	217
Other expenses	15	29	37	77	158
Operating expenses	830	1,055	892	973	3,750
Depreciation and amortization in operating expenses	(179)	(185)	(186)	(199)	(749)
Operating expenses excluding depreciation and amortization	651	870	706	774	3,001

Gross margin	615	1,931	895	989	4,430
Depreciation and amortization in cost of goods sold	2	3	3	2	10
Gross margin excluding depreciation and amortization	617	1,934	898	991	4,440
Cash operating coverage ratio (%)					68

Retail Adjusted Average Working Capital to Sales and Retail Adjusted Average Working Capital to Sales Excluding Nutrien Financial

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the sales and working capital of certain acquisitions during the first year following the acquisition. We also look at this metric excluding Nutrien Financial revenue and working capital.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

	Rolling four quarters ended March 31, 2024
(millions of US dollars, except as otherwise noted)	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Average/Total
Current assets	11,983	10,398	10,498	11,821
Current liabilities	(8,246)	(5,228)	(8,210)	(8,401)
Working capital	3,737	5,170	2,288	3,420	3,654
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	3,737	5,170	2,288	3,420	3,654
Nutrien Financial working capital	(4,716)	(4,353)	(2,893)	(2,489)
Adjusted working capital excluding Nutrien Financial	(979)	817	(605)	931	41

Sales	9,128	3,490	3,502	3,308
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	9,128	3,490	3,502	3,308	19,428
Nutrien Financial revenue	(122)	(73)	(70)	(66)
Adjusted sales excluding Nutrien Financial	9,006	3,417	3,432	3,242	19,097

Adjusted average working capital to sales (%)					19
Adjusted average working capital to sales excluding Nutrien Financial (%)					nil

	Rolling four quarters ended December 31, 2023
(millions of US dollars, except as otherwise noted)	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Average/Total
Current assets	13,000	11,983	10,398	10,498
Current liabilities	(8,980)	(8,246)	(5,228)	(8,210)
Working capital	4,020	3,737	5,170	2,288	3,804
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	4,020	3,737	5,170	2,288	3,804
Nutrien Financial working capital	(2,283)	(4,716)	(4,353)	(2,893)
Adjusted working capital excluding Nutrien Financial	1,737	(979)	817	(605)	243

Sales	3,422	9,128	3,490	3,502
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	3,422	9,128	3,490	3,502	19,542
Nutrien Financial revenue	(57)	(122)	(73)	(70)
Adjusted sales excluding Nutrien Financial	3,365	9,006	3,417	3,432	19,220

Adjusted average working capital to sales (%)					19
Adjusted average working capital to sales excluding Nutrien Financial (%)					1

Other Financial Measures

Selected Additional Financial Data

Nutrien Financial	As at March 31, 2024							As at December 31, 2023

(millions of US dollars)	Current	<31 Days Past Due	31–90 Days Past Due	>90 Days Past Due	Gross Receivables	Allowance[1]	Net Receivables	Net Receivables

North America	1,275	91	254	146	1,766	(48)	1,718	2,206
International	598	47	78	58	781	(10)	771	687
Nutrien Financial receivables	1,873	138	332	204	2,547	(58)	2,489	2,893

1 Bad debt expense on the above receivables for the three months ended March 31, 2024 and 2023 were $9 million and $1 million, respectively, in the Retail segment.

Supplementary Financial Measures

Supplementary financial measures are financial measures disclosed by the Company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of the Company, (b) are not disclosed in the financial statements of the Company, (c) are not non-GAAP financial measures, and (d) are not non-GAAP ratios.

The following section provides an explanation of the composition of those supplementary financial measures if not previously provided.

Sustaining capital expenditures: Represents capital expenditures that are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds.

Investing capital expenditures: Represents capital expenditures related to significant expansions of current operations or to create cost savings (synergies). Investing capital expenditures excludes capital outlays for business acquisitions and equity-accounted investees.

Mine development and pre-stripping capital expenditures: Represents capital expenditures that are required for activities to open new areas underground and/or develop a mine or ore body to allow for future production mining and activities required to prepare and/or access the ore, i.e., removal of an overburden that allows access to the ore.

Cash used for dividends and share repurchases (shareholder returns): Calculated as dividends paid to Nutrien’s shareholders plus repurchase of common shares as reflected in the unaudited condensed consolidated statements of cash flows. This measure is useful as it represents return of capital to shareholders.